December 30, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE:	Mercer Funds (formerly known as “MGI Funds”) (the “Trust”), on behalf of: Mercer Emerging Markets Equity Fund (the “Fund”) (Class S) (Class Y-1) (Class Y-2) (Class Y-3) File Nos. 333-123467; 811-21732
Ladies and Gentlemen:
     Enclosed for filing on behalf of the Trust pursuant to: (1) the Securities Act of 1933, as amended, and Rule 485(b) thereunder; and (2) the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 13 (Amendment No. 15 under the 1940 Act) to the Trust’s Registration Statement on Form N-1A (the “Amendment”), including the Fund’s prospectuses and Statement of Additional Information, Part C and Exhibits. The Amendment is being filed pursuant to paragraph (b) of Rule 485 and is intended to become effective immediately upon filing.
     This transmission contains a conformed signature page. One copy of the filing has been manually signed and held with the Trust’s records.
     If you have any questions or comments concerning the foregoing, please call me at 617-747-9570.
Sincerely,

/s/ Colin J. Dean

Colin J. Dean, Esq.
Principal
Consulting. Outsourcing. Investments.